# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: dMY Squared Technology Group, Inc., CIK 0001915380
CUSIP: 233276104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 09/15/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-033922
Filed by CIK 0001915397

## Reporting persons
- dMY Squared Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,163,484; sole dispositive power 0; shared dispositive power 1,163,484; aggregate amount beneficially owned 1,163,484 (29.7% of the class)
- Harry L. You: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,163,484; sole dispositive power 0; shared dispositive power 1,163,484; aggregate amount beneficially owned 1,163,484 (29.7% of the class)
  Comment: (1) dMY Squared Sponsor, LLC (the "Sponsor"), owns 1,163,484 shares of Class B common stock of the Issuer ("Class B Common Stock"), which are convertible into shares of Class A common stock of the Issuer ("Class A Common Stock") (i) at any time and from time to time at the election of the holder and (ii) automatically concurrently with or immediately following the consummation of the Issuer's initial business combination on a one-for-one basis, in each case subject to adjustment. Harry L. You is the manager of the Sponsor and shares voting and investment discretion with respect to the securities held of record by the Sponsor. Mr. You disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. (2) Excludes 2,884,660 shares of Class A Common Stock issuable upon exercise of 2,884,660 warrants held by the Sponsor, each exercisable at $11.50 per share, that are not exercisable within 60 days of the date hereof. (3) Based on an aggregate of 2,754,852 shares of Class A Common Stock outstanding as of the date of this Report, based on the records of the Issuer, plus 1,163,484 shares of Class A Common Stock issuable upon the conversion of 1,163,484 shares of Class B Common Stock held by the Sponsor.

## Item 1. Issuer
Name of issuer: dMY Squared Technology Group, Inc.
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of dMY Squared Sponsor, LLC and Harry L. You (the "Reporting Persons").
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o dMY Squared Technology Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to row 9 on each cover page.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition:
See responses to row 8 on each cover page.

The securities are held directly by dMY Squared Sponsor, LLC (the "Sponsor"). Harry L. You is the manager of the Sponsor and shares voting and dispositive control over the securities held directly by the Sponsor. Mr. You disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- dMY Squared Sponsor, LLC: /s/ Harry L. You, Harry L. You, Managing Member (09/17/2025)
- Harry L. You: /s/ Harry L. You, Harry L. You (09/17/2025)